Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended June 30, 2021 and Declares Cash Distribution

Piraeus, Greece, July 27, 2021, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended June 30, 2021.

Highlights

●	Announced three new time charter agreements: a one-year charter for the GasLog Sydney with a subsidiary of TotalEnergies SE (“TotalEnergies”), an eight-month charter for the Solaris with a subsidiary of Royal Dutch Shell plc (“Shell”) and a charter with a minimum duration of one year (and a maximum of three years) for the Methane Heather Sally with a wholly owned subsidiary of Cheniere Energy, Inc. (“Cheniere”).
●	Post quarter-end signed a new one-year time charter agreement for the GasLog Seattle with TotalEnergies.
●	Repaid $18.8 million of debt during the second quarter of 2021, or $54.8 million of debt in the first six months of 2021.
●	Published the Partnership’s Sustainability Report for 2020 on July 20, 2021.
●	Announced the appointment of Paolo Enoizi, currently Chief Operating Officer of GasLog Ltd. (“GasLog”), as a director of the Partnership and as Chief Executive Officer of the Partnership, effective August 1, 2021.
●	Executed scheduled dry-dockings for three of our vessels, the Methane Rita Andrea, the GasLog Greece and the GasLog Glasgow, resulting in a total of 82 scheduled off-hire days during the quarter (compared to nil in the second quarter in 2020).
●	Quarterly Revenues, Profit, Adjusted Profit(1) and Adjusted EBITDA(1) of $70.4 million, $14.7 million, $12.7 million and $45.0 million, respectively.
●	Quarterly Earnings per unit (“EPU”) of $0.14 and Adjusted EPU(1) of $0.10.
●	Declared cash distribution of $0.01 per common unit for the second quarter of 2021.

CEO Statement

Paul Wogan, Chief Executive Officer, commented: “The Partnership’s fleet performed strongly in the second quarter of 2021, with uptime of close to 100%, allowing us to safely deliver nearly one million tonnes (“mt”) of LNG to customers around the world. We also repaid $18.8 million of debt, bringing the total amount of debt retired in 2021 to $54.8 million. In addition, within the last month we took advantage of a strong LNG shipping market and booked four new multi-month charters with leading customers at attractive rates, that also allowed us to lock in 100.0% charter coverage for the remainder of 2021 and 69.2% for 2022. This fixed charter coverage along with the cash flows generated during the first half of 2021 more than covers all the Partnership’s operating, overhead, dry-docking and debt service requirements for 2021 and 2022.

Our capital allocation for 2021 will continue to prioritize debt repayment to reduce further our breakeven costs over time. We also expect continued reductions to our operating and overhead expenses. With these ongoing improvements to our cost base and continued high levels of service and reliability, we believe that the Partnership continues to position itself to be a leader in the short-term market for LNG shipping.”

New Charter Agreements

During the second quarter of 2021, GasLog Partners entered into a one-year time charter agreement with TotalEnergies for the GasLog Sydney, a 155,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier, built in 2013. In addition, following the conclusion of the Solaris’ initial multi-year time charter with Shell in late July 2021, its contract was extended for approximately eight months, through the end of the first quarter of 2022. The Solaris is a 155,000 cbm TFDE LNG carrier built in 2014. Finally, a new time charter agreement was signed with Cheniere for the Methane Heather Sally, a 145,000 cbm steam turbine propulsion (“Steam”) LNG carrier built in 2007. The charter has a minimum duration of one year, with Cheniere having the option, until late August, to extend the charter for an additional one or two years at varying rates.

Post quarter-end, in July 2021, GasLog Partners rechartered an additional vessel with TotalEnergies, the 155,000 cbm TFDE vessel GasLog Seattle, built in 2013, again for a period of approximately twelve months.

Financial Summary

	For the three months ended
(All amounts expressed in thousands of U.S. dollars, except per unit amounts)	June 30, 2020	June 30, 2021	% Change
Revenues	84,448	70,352	(17)%
Profit	8,213	14,663	79%
EPU, common (basic)	0.01	0.14	1,300%
Adjusted Profit(1)	25,619	12,701	(50)%
Adjusted EBITDA(1)	60,350	44,968	(25)%
Adjusted EPU, common (basic)(1)	0.38	0.10	(74)%
Cash distributions declared	6,022	518	(91)%

There were 1,283 available days for the three months ended June 30, 2021, as compared to 1,365 available days for the three months ended June 30, 2020. The year-over-year decrease in available days is attributable to 82 off-hire days due to the scheduled dry-dockings of three vessels in the second quarter of 2021 (compared to nil in the second quarter of 2020).

Management classifies the Partnership’s vessels from a commercial point of view into two categories: (a) spot fleet and (b) long-term fleet. The spot fleet includes all vessels under charter party agreements with an initial duration of less than (or equal to) five years (excluding optional periods), while the long-term fleet comprises all vessels with charter party agreements of an initial duration of more than five years (excluding optional periods).

For the three months ended June 30, 2020 and 2021, an analysis of available days, revenues and voyage expenses and commissions per category is presented below:

	For the three months ended		For the three months ended
	June 30, 2020		June 30, 2021
Amounts in thousands of U.S. dollars	Spot fleet	Long-term fleet	Spot fleet	Long-term fleet
Available days (*)	565	800	761	522
Revenues	20,523	63,925	27,471	42,881
Voyage expenses and commissions	(1,873)	(909)	(1,064)	(788)

(*) Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (i.e. days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities).

Revenues decreased by $14.0 million, from $84.4 million for the quarter ended June 30, 2020, to $70.4 million for the same period in 2021. The decrease is mainly attributable to the expirations of the initial multi-year time charters of three of our Steam vessels with Shell in 2020 and early 2021 (which were at higher rates compared to their current re-contracted rates) and a decrease in revenues resulting from the 82 off-hire days due to the scheduled dry-dockings of three of our vessels in the second quarter of 2021 (compared to none in the same period in 2020).

Vessel operating costs increased by $3.1 million, from $16.9 million for the quarter ended June 30, 2020, to $20.0 million for the same period in 2021. The increase in vessel operating costs is mainly attributable to an increase of $1.7 million in technical maintenance expenses primarily in connection with the dry-dockings of three of our vessels in the second quarter of 2021 (compared to none in the same period in 2020) and an increase of $0.9 million in crew costs, mainly as a result of COVID-19 restrictions (increased costs for travelling and quarantines) and the unfavorable movement of the EUR/USD exchange rate compared to the same period in 2020. Daily operating costs per vessel (after excluding calendar days for the Solaris, the operating costs of which are covered by the charterers) increased from $13,261 per day for the three-month period ended June 30, 2020 to $15,734 per day for the three-month period ended June 30, 2021, which includes dry-docking related costs of $1,109 per day in the three-month period ended June 30, 2021.

General and administrative expenses decreased by $0.9 million, from $4.4 million for the three-month period ended June 30, 2020, to $3.5 million for the same period in 2021. The decrease in general and administrative expenses is mainly attributable to a decrease of $0.8 million in administrative services fees, in connection with the decrease of the annual fee payable to GasLog in 2021 by approximately $0.2 million per vessel per year. The decrease in the annual fee was driven by organizational changes and corporate savings at GasLog. As a result, daily general and administrative expenses decreased from $3,238 per vessel ownership day for the quarter ended June 30, 2020, to $2,554 per vessel ownership day for the quarter ended June 30, 2021.

The decrease in Adjusted EBITDA(1) of $15.4 million, from $60.4 million in the second quarter of 2020 as compared to $45.0 million in the same period in 2021, is attributable to the decrease in revenues of $14.0 million and increased operating expenses of $3.1 million described above, partially offset by an aggregate decrease of $1.8 million in voyage and general and administrative expenses.

Financial costs decreased by $4.0 million, from $13.1 million for the quarter ended June 30, 2020, to $9.1 million for the same period in 2021. The decrease in financial costs is mainly attributable to a decrease of $3.8 million in interest expense on loans, due to the lower London Interbank Offered Rate (“LIBOR”) rates in the three months ended June 30, 2020, as compared to the same period in 2021, as well as the reduced debt balances year-over-year. During the three-month period ended June 30, 2020, we had an average of $1,346.2 million of outstanding indebtedness with a weighted average interest rate of 3.4%, compared to an average of $1,261.1 million of outstanding indebtedness with a weighted average interest rate of 2.4% during the three-month period ended June 30, 2021.

Gain on derivatives decreased by $0.8 million, from a gain of $0.4 million for the three-month period ended June 30, 2020 to a loss of $0.4 million for the same period in 2021. The decrease is attributable to a net increase of $1.3 million in realized loss on derivatives held for trading (in 2021, interest rate swaps only), partially offset by a net increase of $0.5 million in unrealized gain from the mark-to-market valuation of derivatives held for trading which were carried at fair value through profit or loss.

The increase in profit of $6.5 million from $8.2 million in the second quarter of 2020 to $14.7 million in the second quarter of 2021 is mainly attributable to an impairment loss of $18.8 million recorded in the three months ended June 30, 2020 and the aforementioned decrease of $4.0 million in financial costs, partially offset by the decrease in Adjusted EBITDA(1) described above.

The decrease in Adjusted Profit(1) of $12.9 million, from $25.6 million in the second quarter of 2020 to $12.7 million in the second quarter of 2021, is attributable to the decrease in Adjusted EBITDA(1) described above, partially offset by the aforementioned decrease of $4.0 million in financial costs.

As of June 30, 2021, we had $119.8 million of cash and cash equivalents, out of which $62.9 million was held in current accounts and $56.9 million was held in time deposits with an original duration of less than three months. An additional amount of $2.5 million of time deposits with an original duration greater than three months was classified under short-term investments.

As of June 30, 2021, we had an aggregate of $1,233.1 million of borrowings outstanding under our credit facilities, of which $105.1 million was repayable within one year.

As of June 30, 2021, our current assets totaled $141.6 million and current liabilities totaled $183.2 million, resulting in a negative working capital position of $41.6 million. Current liabilities include $25.3 million of unearned revenue in relation to hires received in advance (which represents a non-cash liability that will be recognized as revenues in July 2021 as the services are rendered). Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. We anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing debt facilities. We believe that these anticipated sources of funds, as well as our ability to access the capital markets if needed, will be sufficient to meet our liquidity needs and comply with our banking covenants for at least twelve months from the date of this report.

(1)	Adjusted Profit, Adjusted EBITDA and Adjusted EPU are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

LNG Market Update and Outlook

LNG demand was 95 mt in the second quarter of 2021, according to Poten, compared to 86 mt in the second quarter of 2020, an increase of approximately 11%. Demand growth was particularly strong in Asia and South America. Specifically, demand increased, year-over-year, in China (+4 mt, or 25%), Japan (+1 mt, or 7%) and South Korea (+1 mt, or 9%), the three largest end markets for LNG, as these countries rebuilt inventories following a colder than average winter ahead of summer cooling demand. In addition, demand from Argentina, Brazil and Chile together grew by approximately 3 mt (or 116%) year-over-year due to lower hydroelectric output from the region. Growth from these regions was offset by a decline of approximately 2 mt (or 35%) from the Middle East.

Global LNG supply was approximately 96 mt in the second quarter of 2021, growing by 8 mt (or 9%) year-over-year, according to Poten. Supply growth in the second quarter was particularly strong in the United States (“U.S.”) which increased production by 7 mt (or 61%) year-over-year, due to higher utilization from existing liquefaction trains as well as the ramp-up of production at the third trains at Freeport LNG, Cameron LNG and Corpus Christi LNG. The resumption of LNG exports from Egypt helped grow supply from the Middle East by approximately 2 mt (or 32%) while increased utilization of existing facilities saw Russian LNG production grow by approximately 1 mt (or 17%). Growth from these three regions offset declines from Trinidad and Norway. Looking ahead, approximately 125 mt of new LNG capacity is currently under construction and scheduled to come online between 2021 and 2026.

Headline spot rates for TFDE LNG carriers, as reported by Clarksons, averaged $58,000 per day in the second quarter of 2021, a 61% increase over the $36,000 per day average in the second quarter of 2020. Headline spot rates for Steam vessels averaged $45,000 per day in the second quarter of 2021, 96% higher than the average of $23,000 per day in the second quarter of 2020. Headline spot rates in the second quarter benefited from LNG demand growth from Asia combined with LNG supply growth in the US as detailed above.

As of July 23, 2021, Clarksons assessed headline spot rates for TFDE and Steam LNG carriers at $56,000 per day and $39,000 per day, respectively. Forward assessments for LNG carrier spot rates indicate rising spot rates through the remainder of the year. However, the magnitude and pace of any sustained upward movement in spot rates will depend on both the continued recovery of LNG demand and LNG price differentials between the major export and import regions, whilst the forecasted growth of the global LNG carrier fleet combined with any slow-down in demand could create volatility in the spot and short-term markets over the near and medium-term.

As of July 23, 2021, Poten estimated that the orderbook totaled 126 dedicated LNG carriers (>100,000 cbm), representing 19% of the on-the-water fleet. Of these, 106 vessels (or 84%) have multi-year charters. 31 orders have been placed for newbuild LNG carriers in 2021 as of July 23, 2021 compared with 34 for all of 2020.

ATM Common Equity Offering Programme (“ATM Programme”)

During the second quarter of 2021, GasLog Partners issued and received payment for 3,195,401 common units at a weighted average price of $3.19 per common unit for total gross proceeds of $10.2 million and net proceeds of $10.0 million, after broker commissions. During this period, the Partnership also issued 56,158 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $0.2 million.

Preference Unit Distributions

On July 26, 2021, the board of directors of GasLog Partners approved and declared a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”) of $0.5390625 per preference unit, a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) of $0.5125 per preference unit and a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”) of $0.53125 per preference unit. The cash distributions are payable on September 15, 2021 to all unitholders of record as of September 8, 2021.

Common Unit Distribution

On July 26, 2021, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended June 30, 2021. The cash distribution is payable on August 12, 2021 to all unitholders of record as of August 9, 2021.

Conference Call

GasLog Partners will host a conference call to discuss its results for the second quarter of 2021 at 8.30 a.m. EDT (3.30 p.m. EEST) on Tuesday, July 27, 2021. The Partnership’s senior management will review the operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 5819 4851 (Hong Kong)

+47 2396 4173 (Oslo)

Conference ID: 6766434

A live webcast of the conference call will be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

About GasLog Partners

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. The Partnership’s principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for distributions, and the impact of changes to cash distributions on the Partnership’s business and growth prospects, plans, strategies and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•      general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•      fluctuations in charter hire rates, vessel utilization and vessel values;

•      our ability to secure new multi-year charters at economically attractive rates;

•      our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•      changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•      number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;

•      planned capital expenditures and availability of capital resources to fund capital expenditures;

•      disruption to the LNG, LNG shipping and financial markets caused by the global shutdown as a result of the COVID-19 pandemic;

•      business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;

•      fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•      fluctuations in exchange rates, especially the U.S. dollar and the Euro;

•      our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

•      our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•      the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

•      GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•      changes in the ownership of our charterers;

•      our customers’ performance of their obligations under our time charters and other contracts;

•      our future operating performance, financial condition, liquidity and cash available for distributions;

•      our distribution policy and our ability to make cash distributions on our units or the impact of cash distribution reductions on our financial position;

•      our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•      future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•      risks inherent in ship operation, including the discharge of pollutants;

•      the impact on us and the shipping industry of environmental concerns, including climate change;

•      any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•      the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•      potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•      potential liability from future litigation; and

•      other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 2, 2021, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2020 and June 30, 2021

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31,	June 30,
	2020	2021
Assets
Non-current assets
Other non-current assets	186	88
Tangible fixed assets	2,206,618	2,174,891
Right-of-use assets	516	602
Total non-current assets	2,207,320	2,175,581
Current assets
Trade and other receivables	16,265	13,948
Inventories	3,036	3,146
Prepayments and other current assets	2,691	2,171
Short-term investments	—	2,500
Cash and cash equivalents	103,736	119,816
Total current assets	125,728	141,581
Total assets	2,333,048	2,317,162
Partners’ equity and liabilities
Partners’ equity
Common unitholders (47,517,824 units issued and outstanding as of December 31, 2020 and 50,722,201 units issued and outstanding as of June 30, 2021)	594,901	637,843
General partner (1,021,336 units issued and outstanding as of December 31, 2020 and 1,077,494 units issued and outstanding as of June 30, 2021)	11,028	11,949
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2020 and June 30, 2021)	347,889	347,889
Total partners’ equity	953,818	997,681
Current liabilities
Trade accounts payable	13,578	13,222
Due to related parties	7,525	1,466
Derivative financial instruments-current portion	8,185	7,632
Other payables and accruals	50,679	55,447
Borrowings—current portion	104,908	105,065
Lease liabilities—current portion	332	363
Total current liabilities	185,207	183,195
Non-current liabilities
Derivative financial instruments-non-current portion	12,152	7,136
Borrowings—non-current portion	1,180,635	1,128,079
Lease liabilities—non-current portion	112	197
Other non-current liabilities	1,124	874
Total non-current liabilities	1,194,023	1,136,286
Total partners’ equity and liabilities	2,333,048	2,317,162

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Revenues	84,448	70,352	175,801	157,440
Voyage expenses and commissions	(2,782)	(1,852)	(6,670)	(3,931)
Vessel operating costs	(16,895)	(20,044)	(35,988)	(37,851)
Depreciation	(20,675)	(20,798)	(41,273)	(41,484)
General and administrative expenses	(4,421)	(3,488)	(8,592)	(6,559)
Impairment loss on vessels	(18,841)	—	(18,841)	—
Profit from operations	20,834	24,170	64,437	67,615
Financial costs	(13,067)	(9,115)	(28,580)	(18,531)
Financial income	77	11	276	23
Gain/(loss) on derivatives	369	(403)	(13,751)	916
Total other expenses, net	(12,621)	(9,507)	(42,055)	(17,592)
Profit and total comprehensive income for the period	8,213	14,663	22,382	50,023

Earnings per unit, basic and diluted:
Common unit, basic	0.01	0.14	0.15	0.71
Common unit, diluted	0.01	0.14	0.14	0.68
General partner unit	0.01	0.14	0.15	0.72

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30,	June 30,
	2020	2021
Cash flows from operating activities:
Profit for the period	22,382	50,023
Adjustments for:
Depreciation	41,273	41,484
Impairment loss on vessels	18,841	—
Financial costs	28,580	18,531
Financial income	(276)	(23)
Loss/(gain) on derivatives (excluding realized loss on forward foreign exchange contracts held for trading)	13,342	(916)
Share-based compensation	659	167
	124,801	109,266
Movements in working capital	(14,743)	3,751
Net cash provided by operating activities	110,058	113,017
Cash flows from investing activities:
Payments for tangible fixed assets additions	(12,027)	(12,241)
Financial income received	307	23
Purchase of short-term investments	—	(2,500)
Net cash used in investing activities	(11,720)	(14,718)
Cash flows from financing activities:
Borrowings drawdowns	25,940	—
Borrowings repayments	(55,805)	(54,838)
Interest paid	(28,834)	(21,384)
Payments of cash collateral for interest rate swaps	(15,000)	—
Release of cash collateral for interest rate swaps	—	280
Payment of loan issuance costs	(189)	—
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)	—	10,205
Repurchases of common units	(996)	—
Payment of offering costs	(15)	(124)
Distributions paid	(47,885)	(16,134)
Payments for lease liabilities	(228)	(224)
Net cash used in financing activities	(123,012)	(82,219)
(Decrease)/increase in cash and cash equivalents	(24,674)	16,080
Cash and cash equivalents, beginning of the period	96,884	103,736
Cash and cash equivalents, end of the period	72,210	119,816

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA is defined as earnings before financial income and costs, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before impairment loss on vessels and restructuring costs. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees, (c) impairment loss on vessels and (d) restructuring costs. Adjusted EPU, represents Adjusted Profit (as defined above), after deducting preference unit distributions, divided by the weighted average number of units outstanding during the period. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, impairment loss on vessels and restructuring costs and, in the case of Adjusted Profit and Adjusted EPU, non-cash gain/loss on derivatives, write-off and accelerated amortization of unamortized loan fees, impairment loss on vessels and restructuring costs, which items are affected by various and possibly changing financing methods, financial market conditions, general shipping market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. Restructuring costs are excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because restructuring costs represent charges reflecting specific actions taken by management to improve the Partnership’s future profitability and therefore are not considered representative of the underlying operations of the Partnership. Impairment loss is excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because impairment loss on vessels represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and therefore is not considered representative of the underlying operations of the Partnership.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently to how we do, limiting their usefulness as comparative measures. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU exclude some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU as presented herein may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU to Profit, the most directly comparable IFRS financial measure, for the periods presented.

In evaluating EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU should not be construed as an inference that our future results will be unaffected by the excluded items.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Profit for the period	8,213	14,663	22,382	50,023
Depreciation	20,675	20,798	41,273	41,484
Financial costs	13,067	9,115	28,580	18,531
Financial income	(77)	(11)	(276)	(23)
(Gain)/loss on derivatives	(369)	403	13,751	(916)
EBITDA	41,509	44,968	105,710	109,099
Impairment loss on vessels	18,841	—	18,841	—
Adjusted EBITDA	60,350	44,968	124,551	109,099

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Profit for the period	8,213	14,663	22,382	50,023
Non-cash (gain)/loss on derivatives	(1,435)	(1,962)	12,217	(5,569)
Impairment loss on vessels	18,841	—	18,841	—
Adjusted Profit	25,619	12,701	53,440	44,454

Reconciliation of Profit to EPU and Adjusted EPU:

(Amounts expressed in thousands of U.S. Dollars,
except unit and per unit amounts)

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Profit for the period	8,213	14,663	22,382	50,023
Adjustment for:
Paid and accrued preference unit distributions	(7,582)	(7,582)	(15,164)	(15,164)
Partnership’s profit attributable to:	631	7,081	7,218	34,859
Common units	617	6,933	7,063	34,127
General partner units	14	148	155	732
Weighted average units outstanding (basic)
Common units	46,713,991	48,161,285	46,739,034	47,841,332
General partner units	1,021,336	1,021,953	1,021,336	1,021,646
EPU (basic)
Common units	0.01	0.14	0.15	0.71
General partner units	0.01	0.14	0.15	0.72

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Profit for the period	8,213	14,663	22,382	50,023
Adjustment for:
Paid and accrued preference unit distributions	(7,582)	(7,582)	(15,164)	(15,164)
Partnership’s profit used in EPU calculation	631	7,081	7,218	34,859
Non-cash (gain)/loss on derivatives	(1,435)	(1,962)	12,217	(5,569)
Impairment loss on vessels	18,841	—	18,841	—
Adjusted Partnership’s profit used in EPU calculation attributable to:	18,037	5,119	38,276	29,290
Common units	17,650	5,013	37,455	28,675
General partner units	387	106	821	615
Weighted average units outstanding (basic)
Common units	46,713,991	48,161,285	46,739,034	47,841,332
General partner units	1,021,336	1,021,953	1,021,336	1,021,646
Adjusted EPU (basic)
Common units	0.38	0.10	0.80	0.60
General partner units	0.38	0.10	0.80	0.60